AB
3/5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 7 2009

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

09058364

U?
~~SECURITIES AN~~
Washington, D.C. --

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-08__ AND ENDING __12-31-08__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 NW Loop 410 Suite 800
                                              (No. and Street)

San Antonio ....TX.   78213
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cameron Shropshire   800-929-5667
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtman, Wagner & Company L.L.P.
                    (Name – *if individual, state last, first, middle name*)

P.O. Box 311507   New Braunfels   TX   78131-1507
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Rix C. Smith_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Dominion Investor Services, Inc._____ , as
of __December 31_____ , 20 _08_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__Officers, directors and principals may have individual or related__

__accounts, none of which have any cross interest with the broker__

__dealer, and all of which are fully disclosed.__

_____
Signature

__President_____
Title

Notary Public

SHIRLEY CRISLER
MY COMMISSION EXPIRES
September 24, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DOMINION INVESTOR SERVICES, INC.

ANNUAL FINANCIAL REPORT

WITH

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Holtman, Wagner & Company L.L.P.
Certified Public Accountants

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

INDEPENDENT AUDITORS' REPORT

Board of Directors
 Dominion Investor Services, Inc.

We have audited the accompanying statements of financial condition of Dominion Investor Services, Inc., (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Investor Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
February 10, 2009

This page left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 367,272	$ 508,170
Investments	247,975	-
Receivable from clearing organization	149,992	317,741
Receivable from other brokers and dealers	10,075	1,213
Accounts receivable, other	42,931	52,726
Prepaid expenses	86,159	83,141
Total current assets	**904,404**	**962,991**
Deposit with clearing organization	50,000	100,000
Fixed assets, net of accumulated depreciation	18,376	21,426
Total assets	$ **972,780**	$ **1,084,417**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued payroll and commissions	$ 289,546	$ 382,464
Accounts payable, other	32,217	24,525
Total current liabilities	**321,763**	**406,989**
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding	1,465	1,465
Paid in capital	103,942	103,942
Retained earnings	545,610	572,021
Total stockholder's equity	**651,017**	**677,428**
Total liabilities and stockholder's equity	$ **972,780**	$ **1,084,417**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2008 and 2007

		2008		2007
REVENUES:				
Commissions	$	4,876,584	$	6,218,435
Managed account fees		379,026		408,029
Other income		296,722		204,421
Interest		71,286		47,660
Total revenues		5,623,618		6,878,545
EXPENSES:				
Commissions		3,988,594		5,053,586
Employee compensation and benefits		629,493		673,979
Clearing charges		292,787		282,133
General and administrative		230,484		210,348
Legal and professional		11,270		8,707
Rent		73,875		72,984
Communication		13,541		13,715
Other taxes		15,741		6,458
Depreciation		8,888		8,850
Bad debts and errors		18,856		27,475
Total expenses		5,283,529		6,358,235
Net income	$	340,089	$	520,310

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2007	$ 1,465	$ 103,942	$ 466,711	$ 572,118
Dividends paid	-	-	(415,000)	(415,000)
Net income	-	-	520,310	520,310
Balance December 31, 2007	1,465	103,942	572,021	677,428
Dividends paid	-	-	(366,500)	(366,500)
Net income	-	-	340,089	340,089
Balance December 31, 2008	$ 1,465	$ 103,942	$ 545,610	$ 651,017

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Years Ended December 31, 2008 and 2007

Subordinated liabilities at January 1, 2007	$ -
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2007	-
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2008	$ -

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 340,089	$ 520,310
Adjustments to reconcile net income to net cash		
generated by operating activities:		
Depreciation	8,888	8,850
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from clearing organization	167,749	(119,191)
Decrease (increase) in receivables from brokers and dealers	(8,862)	24,850
Decrease (increase) in accounts receivable	9,795	(41,505)
Decrease (increase) in prepaid expenses	(3,018)	(14,887)
Decrease (increase) in deposit with clearing organization	50,000	(50,000)
(Decrease) increase in accrued payroll and commissions	(92,918)	59,047
(Decrease) increase in other accounts payable	7,692	(6,513)
Net cash generated by operating activities	479,415	380,961
Cash flows from investing activities:		
Purchase of investments	(247,975)	-
Purchase of fixed assets	(5,838)	(12,025)
Net cash provided (used) by investing activities	(253,813)	(12,025)
Cash flows from financing activities:		
Dividends paid to parent	(366,500)	(415,000)
Net cash used by financing activities	(366,500)	(415,000)
Net increase (decrease) in cash	(140,898)	(46,064)
Cash at beginning of year	508,170	554,234
Cash at end of year	$ 367,272	$ 508,170

The accompanying notes are an integral part of the financial statements.

This sheet is left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2008

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through First Southwest Company, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the parent company, Dominion Financial Services (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Investments

Investments are carried at cost which approximate market and consist of certificates of deposits totaling $247,975. The original maturities range from six months to five years and the interest rates range from 2.8% to 4.5%.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2008

Note 4-Deposits With Clearing Organizations

The Company entered into an agreement with a clearing organization to execute and clear securities transactions. The agreement requires that a $50,000 interest bearing deposit be maintained by the clearing organization.

Note 5-Equipment

Equipment is stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance and straight line methods over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2007	$ 259,678	$ 241,427	$ 18,251
Additions	12,025	8,850	3,175
Balance December 31, 2007	271,703	250,277	21,426
Additions	5,838	8,888	(3,050)
Balance December 31, 2008	$ 277,541	$ 259,165	$ 18,376

Note 6-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S subsidiary of DFS, the Company's income is reported on the DFS's tax return and its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc.

The Company is still liable for taxes on built-in gains if certain assets are sold that were held by the Company at the time that the S-Corporation election was made. Management has determined that there were no built-in gains of the Company at January 1, 2001.

Note 7-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $447,381 which was $397,381 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .72 to 1.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2008

Note 8-Lease Commitments

The Company has entered into a lease agreement for office space. The lease agreement calls for scheduled rent increases over the lease term of sixty-two months. Rent expense is calculated using the straight-line method over the term of the lease. Future minimum lease payments are as follows:

December 31, 2009	$	70,625
December 31, 2010		70,625
December 31, 2011		64,740
	$	205,990

Rent expense was $73,875 in 2008 and $72,984 in 2007.

Note 9-Concentrations of Receivables and Deposits

First Southwest Company (FSW) clears trades for the Company and requires that a deposit of $50,000 be maintained at FSE for this service. The Company has other cash and investments deposited with FSW totaling $615,247. In addition, FSW owes the Company for certain December 2008 trades and other miscellaneous charges in the amount of $149,992.

Note 10-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2008

1 Total ownership equity from the statement of financial condition		$	651,017
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			651,017
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			651,017
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$ (44,971)		
Other assets	(147,466)		(192,437)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			458,580
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			-
3 Options			-
4 Other securities			(11,199)
D. Undue concentration			-
E. Other			-
10 Net capital		$	447,381

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2008

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	289,546
Other liabilities		32,217
Total aggregate indebtedness	$	321,763
Computation of basic net capital requirement		
Minimum net capital	$	50,000
Excess net capital at 1000%	$	415,205
Ratio: aggregate indebtedness to net capital		72%
Reconciliation of net capital to amount previously reported:		
Net capital as previously reported	$	447,381
Audit adjustments		-
Net capital		447,381
Minimum requirement		(50,000)
Excess net capital	$	397,381

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2008

Reconciliation of aggregate indebtedness to amount previously reported:

Aggregate indebtedness as previously reported	$	321,763
Audit adjustments		-
Aggregate indebtedness	$	321,763
Percentage of aggregate indebtedness to net capital as originally reported		72%
Percentage of aggregate indebtedness to net capital as adjusted		72%

This sheet is left blank intentionally.

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

REPORT ON THE INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Board of Directors
Dominion Investor Services, Inc.

In planning and performing our audit of the financial statements of Dominion Investor Services, Inc. (a wholly owned subsidiary of Dominion Financial Services, Inc.) for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dominion Investor Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) the rule 15c3-3 to maintain physical possession or control of all fully paid and excess margin securities of customers does not apply to the Company because the Company does not have possession or control of customer funds or securities.

Dominion Investor Services, Inc. is exempt from rule 15c3-3, pursuant to the 15c3-3(k)(2)(ii) exemption, and the conditions of the exemptions were being complied with as of the examination date. No facts came to our attention to indicate that the exemption had not been complied with during the period of our examination.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

16

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
February 10, 2009

17

END